UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Reckson Associates Realty Corp.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

75621K106

(CUSIP Number)

Jason Grebin, Esq.	Steven A. Seidman, Esq.
General Counsel	Rosalind F. Kruse, Esq.
Macklowe Properties, Inc.	Willkie Farr & Gallagher LLP
767 Fifth Avenue	787 Seventh Avenue
New York, NY 10153	New York, NY 10019
(212) 554-5811	(212) 728-8763

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on November 28, 2006 with the Securities and Exchange Commission (the “Macklowe Schedule 13D”) by WH Rome Partners LLC (“WH LLC”), a Delaware limited liability company, WH Rome Inc., a New York corporation and the managing member of WH LLC, and Harry Macklowe and William S. Macklowe, each a citizen of the United States of America (collectively, the “Macklowe Reporting Persons”).  The defined terms used herein unless otherwise defined shall have the meaning assigned to such terms in the Macklowe Schedule 13D.

This Amendment relates to the Common Stock, par value $.01 per share (the “Shares”), of Reckson Associates Realty Corp., a Maryland corporation (the “Issuer”).

Item 4.    Purpose of Transaction

Item 4 of the Macklowe Schedule 13D is hereby amended by adding the following as the final paragraphs:

Reporting Persons

On November 30, 2006, Meadow Star, WH LLC and Mack-Cali Realty, L.P. (“Mack-Cali LP”) entered into an Amendment to the Agreement of Limited Partnership of Rome Acquisition Limited Partnership (the “Partnership Agreement Amendment”) pursuant to which Mack-Cali LP was admitted to Rome as a limited partner.  A copy of the Partnership Agreement Amendment is filed herewith as an exhibit and incorporated herein by reference.

Following the admission of Mack-Cali as a partner, Rome sent a letter to the Issuer requesting permission from the Issuer to allow Mack-Cali to participate in Rome’s due diligence with respect to the Issuer, which request was granted.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Macklowe Schedule 13D is hereby amended by adding the following as the final paragraph:

The Mack-Cali Reporting Persons (as hereinafter defined) are Mack-Cali LP and Mack-Cali Realty Corporation, a Maryland corporation (“Mack-Cali”, and together with Mack-Cali LP, the “Mack-Cali Reporting Persons”).  The Mack-Cali Reporting Persons may be deemed to be members of a “group” with Rome, the Macklowe Reporting Persons and the Icahn Reporting Persons within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).  As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the Shares beneficially owned by Rome, the Icahn Reporting Persons, the Macklowe Reporting Persons and the Mack-Cali Reporting Persons.  We have been advised by the Mack-Cali Reporting Persons that the Mack-Cali Reporting Persons do not currently own any Shares.  Nothing contained herein shall be deemed to be an admission by any of the Macklowe Reporting Persons that they are the beneficial owners of Shares, if any, beneficially owned by any of the Mack-Cali Reporting Persons.

Item 7.    Material to be Filed as Exhibits

Item 7 of the Macklowe Schedule 13D is hereby amended by adding a new Exhibit 1 and Exhibit 5 as set forth below:

1.             Joint Filing Agreement

5.             Partnership Agreement Amendment

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2006

ROME ACQUISITION LIMITED PARTNERSHIP

By:	WH ROME PARTNERS LLC
General Partner

By:	WH ROME INC.
Managing Member

By:	/s/ Harry Macklowe
Name: Harry Macklowe
Title: President

WH ROME PARTNERS LLC

By:	WH Rome Inc.
Managing Member

By:	/s/ Harry Macklowe
Name: Harry Macklowe
Title: President

WH ROME INC

By:	/s/ Harry Macklowe
Name: Harry Macklowe
Title: President

/s/ Harry Macklowe
HARRY MACKLOWE

/s/ William S. Macklowe
WILLIAM S. MACKLOWE

[Signature Page of Amendment No. 1 to Schedule 13D — Reckson Associates Realty Corp.]